

September 30, 2013

Via E-mail
Margaret M. Kelly
Chief Executive Officer and Director
Re/Max Holdings, Inc.
5075 South Syracuse Street
Denver, Colorado 80237

**Re:    RE/MAX Holdings, Inc.**
**Amendment No. 4 to Registration Statement on Form S-1**
**Filed September 30, 2013**
**File No. 333-190699**

Dear Ms. Kelly:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, pages 65 to 66

1.     We note your response to comment 2 and reiterate our request that you provide us with a detailed calculation of dilution per share to new investors which will disaggregate each adjustment separately and results in your dilution per share to new investors of $15.55 per share.  Specifically, tell us how each transaction resulted in an adjustment to the pro forma net tangible book value (deficit) of $(219.3) million to arrive at the pro forma as adjusted net tangible book value of $45.0 million.  Additionally, we note your revised disclosure now includes in footnote 1 a secondary dilution calculation which discloses dilution of $24.62 per share to new investors.  Please provide us with a detailed calculation of this secondary dilution calculation and tell us why this dilution would not be reflected in your dilution table.  We may have further comment on your secondary dilution calculation.  Finally, please revise your related risk factor on page 45 for

consistency with the terms from your dilution table.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 55-3439 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc:     Morrison & Foerster LLP